                                                                    Exhibit 11.1

GENESEE & WYOMING INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER COMMON SHARE

(in thousands, except per share amounts)

                                                                 For the years ended
                                                                    December 31,

                                                          2000         1999         1998
                                                          ----         ----         ----
BASIC EARNINGS PER SHARE CALCULATION:

Net Income available to common stockholders              $13,880      $12,533      $11,434

Weighted average number of shares
  of common stock                                          4,346        4,491        5,187

Earnings per share - basic                                 $3.19        $2.79        $2.20

DILUTED EARNINGS PER SHARE CALCULATION:

Net Income                                               $13,932      $12,533      $11,434

Weighted average number of shares of common stock and common stock equivalents outstanding:

  Weighted average number of shares
    of common stock                                        4,346        4,491        5,187

  Common stock equivalents applicable to
    Redeemable Convertible Preferred Stock                    48           --           --

  Common stock equivalents issuable under stock
   option plans                                               92           42          155

  Weighted average number of shares of common stock
   and common stock equivalents - diluted                  4,486        4,540        5,229

Earnings per share - diluted                               $3.11        $2.76        $2.19